CORPORATE SECURITY CONSULTANTS, INC.

3450 N. Hualapi Way, #2195, Las Vegas, NV 89129

May 21, 2010

Mark Rakip

Staff Accountant

United States

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3010

RE:

Corporate Security Consultants, Inc.

Item 4.01 Form 8K

Filed March 17, 2010

Item 4.01 Form 8K

Filed May 20, 2010

Dear Mr. Rakip;

The Company hereby acknowledges that:

•

the company is responsible for the adequacy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Lawrence Schreiber

Lawrence Schreiber